FOR IMMEDIATE RELEASE

For More Information Contact:
Aberdeen Asset Management Inc.
Investor Relations
866-839-5205
InvestorRelations@aberdeen-asset.com

THE SINGAPORE FUND, INC.
ANNOUNCEMENT OF IN-KIND TENDER OFFER FOR UP TO 25% OF SHARES

Philadelphia, February 14, 2012 — The Board of Directors of The Singapore Fund, Inc. (NYSE:SGF) (the "Fund") today announced that the Fund is offering to purchase up to 25% of the Fund's outstanding shares of common stock ("Shares"), at a price per share equal to 99% of the Fund's net asset value ("NAV") per Share as of the business day immediately following the day the offer (the "Offer") expires. The Fund will repurchase Shares tendered and accepted in the Offer in exchange for a pro rata portion of the Fund's portfolio securities, subject to adjustment for fractional shares and Odd Lots (as defined below), and cash held in the Fund's investment portfolio. Portfolio securities distributed as proceeds for participation in the Offer will be valued in accordance with the Fund's standard valuation policies. The Offer will commence on February 14, 2012 and will expire at 11:59 p.m. New York City time on March 14, 2012 ("Expiration Date"), unless extended.

The Offer is not conditioned upon the tender of any minimum number of Shares. If the number of Shares properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the Fund's outstanding Shares, the Fund will purchase tendered Shares on a pro rata basis. The Fund may, in its discretion, accept all Shares tendered by stockholders who own fewer than 100 Shares and tender all their Shares for purchase in this Offer, before pro rating the Shares tendered by other stockholders. There can be no assurance that the Fund will be able to purchase all the Shares that you tender even if you tender all the Shares that you own.

The Fund has determined that in order to avoid the potential burden on the Fund's stockholders resulting from receiving an amount of portfolio securities below conventional minimum trading thresholds in Singapore, the Fund will pay cash with respect to each portfolio security as to which a stockholder would receive a distribution of fewer than 1,000 shares (an "Odd Lot") of that portfolio security. Due to the large size of the conventional minimum trading threshold in Singapore, the Fund expects that all participating stockholders will receive at least some cash with respect to each portfolio security allocated in the Offer. The Fund expects that any stockholder that tenders fewer than 2,500 Shares (each, a "Small Tenderer") would be allocated fewer than 1,000 shares with respect to each of the portfolio securities. Accordingly, Small Tenderers will not receive portfolio securities and will receive solely cash in exchange for their Shares in the offer.

Participating stockholders who are not considered a Small Tenderer, must, in accordance with the requirements set forth in the Offer to Repurchase and the related Letter of Transmittal, directly or indirectly (through a broker, custodian or depository agent) maintain or establish a securities account with the Central Depository in Singapore, the Central Depository (Pte) Limited, that is capable of receiving and holding any distributed portfolio securities. Please refer to the Offer to Repurchase and the Letter of Transmittal regarding details of the Offer, including required procedures for properly tendering Shares in the Offer.

This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund. The Offer will only be made by, and subject to the terms and conditions set forth in, the Offer to Repurchase and the related Letter of Transmittal, which will be mailed to record holders on or about February 14, 2012. Stockholders should read these documents carefully when they receive them. The Offer to Repurchase and the Letter of Transmittal will also be posted to the Fund's website at www.aberdeensgf.com.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) stockholders residing in any jurisdiction in which making or accepting the offer to repurchase would violate the laws of that jurisdiction.

For further information regarding the Offer or to request additional copies of the Offer to Repurchase and the related Letter of Transmittal, please contact The Altman Group, the Fund's information agent for this Offer, at 800-591-8254. Information on the Fund can be obtained on the Fund's website at www.aberdeensgf.com or by calling the Fund's toll-free phone number at 1-866-839-5205.

Important Information

The Singapore Fund, Inc. is a closed-end management investment company that seeks long-term capital appreciation by investing primarily in Singapore equity securities. The Fund is traded on the New York Stock Exchange under the trading symbol "SGF".

The investment return and principal value of the Fund's Shares will fluctuate so that an investor's Shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the NAV of the fund's portfolio. There is no assurance that the Fund will achieve its investment objective. Past performance does not guarantee future results.

International investing entails special risk considerations, including currency fluctuations, lower liquidity, economic and political risks, and differences in accounting methods; these risks are generally heightened for single country funds.

Aberdeen Asset Management is the marketing name in the U.S. for the following affiliated, registered investment advisers: Aberdeen Asset Management Inc., Aberdeen Asset Management Investment Services Ltd., Aberdeen Asset Management Ltd. and Aberdeen Asset Management Asia Ltd. (collectively, the 'Aberdeen Advisers'). Each of the Aberdeen Advisers is wholly owned by Aberdeen Asset Management PLC. "Aberdeen" is a U.S. registered service mark of Aberdeen Asset Management PLC.

If you wish to receive this information electronically, please contact:
InvestorRelations@aberdeen-asset.com